EXHIBIT 99.1

BrainsWay Announces Strategic Collaboration with Inland Psychiatry Medical Group

Partnership with Established Southern California Behavioral Health Provider Aims to Accelerate Innovative Application of Interventional Psychiatry Treatments

BURLINGTON, Mass. and JERUSALEM, Oct. 19, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced non-invasive neurostimulation treatments for mental health disorders, today announced a strategic collaboration with Inland Psychiatric Medical Group (“IPMG”), an established provider of comprehensive behavioral health services across Southern California.

IPMG operates a multidisciplinary behavioral health practice serving patients throughout Southern California, including in Riverside, San Bernardino, Los Angeles, and Orange Counties. Its comprehensive clinical services include psychiatry, medication management, psychotherapy, TMS therapy, esketamine treatment, and clinical research.

The collaboration with BrainsWay includes a multisystem order of BrainsWay Deep TMS systems planned for installation at IPMG clinics, and the exploration of a range of scientific, clinical and research projects designed to expand the possibilities of interventional psychiatry and mental health care for the benefit of patients and providers.

“We are proud to establish this partnership with IPMG as we explore ways to mutually advance our shared goal of improving patients’ lives through a variety of interventional psychiatry treatments,” said Hadar Levy, Chief Executive Officer of BrainsWay. “This cooperation serves to advance the interests of the patients we serve, and further reflects our strategy of building relationships with key accelerators of innovation in the mental health space.”

BrainsWay Deep TMS is an innovative therapy delivered through a patented and unique coil design which is housed within a cushioned, patient and provider-friendly helmet. By pulsing a magnetic field that targets affected structures of the brain, the Deep TMS system is capable of stimulating underactive neural networks. The system is currently FDA-cleared to treat major depressive disorder both with and without anxiety symptoms, obsessive-compulsive disorder (OCD), and smoking addiction.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “targets,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. It is important that the reader access the full publication via the link above in order to obtain more detail and context on the findings referenced herein. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure to realize anticipated synergies and other benefits of the proposed transaction; the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com